EXHIBIT 99.2

For Immediate Release	Date: January 31, 2023
23-8-TR

Teck Named to 2023 Bloomberg Gender-Equality Index

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been named to the 2023 Bloomberg Gender-Equality Index (GEI) for the sixth straight year.

“We know that a more diverse company is a stronger company, which is why we work to foster a workplace that respects and values diversity and where people feel engaged and supported,” said Jonathan Price, CEO. “We are committed to supporting gender equality and are honored to be named to the 2023 Bloomberg Gender-Equality Index.”

The GEI recognizes companies committed to advancing women in the workplace globally. Teck was included in this year’s index for scoring at or above the global threshold established by Bloomberg to reflect a high level of disclosure and overall performance across the framework’s five pillars: female leadership and talent pipeline, equal pay and gender pay parity, inclusive culture, sexual harassment policies, and pro-women brand. More information on the index can be found here: www.bloomberg.com/gei/.

Teck has also been named as one of Canada’s Top 100 Employers by Mediacorp Canada’s Top Employers program for the past six years, as well as one of Canada’s Top Employers for Young People. Click here to learn more about Teck’s approach to inclusion and diversity.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com